Execution Copy

FIRST AMENDMENT TO ASSET PURCHASE AGREEMENT

        FIRST AMENDMENT TO ASSET PURCHASE AGREEMENT (this “Amendment”), dated as of September 3, 2004, by and between La Quinta Corporation, a Delaware corporation (“Buyer”), and each of the other signatories to this Amendment, each of which is a wholly-owned direct or indirect subsidiary of The Marcus Corporation. Capitalized terms used herein without definition shall have the meanings ascribed to such terms in the Original Asset Purchase Agreement (as defined below).

        WHEREAS, Buyer, the Marcus Entities and, for limited specified purposes, The Marcus Corporation, have entered into that certain Asset Purchase Agreement, dated as of July 14, 2004 (the “Original Asset Purchase Agreement” and, as amended by this Amendment, the “Asset Purchase Agreement”); and

        WHEREAS, the parties hereto desire to amend certain provisions of the Original Asset Purchase Agreement, pursuant to Section 17.5 thereof, for certain purposes as fully set forth herein.

        NOW THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Amendment and the Original Asset Purchase Agreement, the parties hereby agree as follows:

        1.    Amendments of Schedules. The Schedules to the Asset Purchase Agreement are hereby amended and restated in the manner indicated by the Schedules attached hereto, which Schedules have been marked to show the modifications to the Schedules attached to the Original Asset Purchase Agreement.

        2.    Real Property Fee Owners. Since the date of the Original Asset Purchase Agreement, the Marcus Entities have determined that some of the real estate underlying several of the Baymont Hotels was owned by Affiliates of the Marcus Entities and other such real estate was titled in the name of partnerships that have been dissolved prior to the date hereof, including Marcus-Anderson Partnership. For all purposes of the Asset Purchase Agreement, including, without limitation, the definitions of “Purchased Assets,” and “Owned Real Property” and the representations, warranties, covenants and agreements of the Marcus Entities contained in the Asset Purchase Agreement, the entities listed as owning the Properties as set forth on Schedule 1.1(a)(i) attached to this Amendment shall be treated as having owned the Properties on July 14, 2004 and Schedule 1.1(a)(i) attached to this Amendment shall be treated as having been in full force and effect on July 14, 2004.

        3.    Marcus Entities. The parties hereto acknowledge that (a) Marcus-Anderson Partnership erroneously executed the Original Asset Purchase Agreement and (b) each of Woodfield Refreshments of Colorado, Inc., Woodfield Refreshments of Ohio, Inc. and Woodfield Refreshments, Inc., each of which owns the alcoholic beverage inventory relating to liquor operations and is the licensee with respect to liquor operations at certain Woodfield Hotels, inadvertently failed to execute the Original Asset Purchase Agreement. By executing this Amendment, each of Woodfield Refreshments of Colorado, Inc., Woodfield Refreshments of Ohio, Inc. and Woodfield Refreshments, Inc. hereby agrees to be treated as a party to the Asset Purchase Agreement and the parties hereto agree that such entities shall be included in the definition of “Marcus Entity” for all purposes in the Asset Purchase Agreement, including, without limitation, the representations, warranties, covenants and agreements of the Marcus Entities contained in the Asset Purchase Agreement, as if each such entity had executed the Original Asset Purchase Agreement. The definition of the term “Marcus Entities” in the Asset Purchase Agreement is hereby further amended and restated in its entirety such that it excludes Marcus-Anderson Partnership and includes all of and only the signatories to this Amendment.

        4.    Alcoholic Beverage Inventory. Prior to the date hereof, Baymont Inns Hospitality, LLC conveyed (a) the then-existing alcoholic beverage inventory relating to liquor operations at the Woodfield Hotel located in Greenwood Village, Colorado to Woodfield Refreshments of Colorado, Inc., (b) the then-existing alcoholic beverage inventory relating to liquor operations at the Woodfield Hotel located in Sharonville, Ohio to Woodfield Refreshments of Ohio, Inc. and (c) the then-existing alcoholic beverage inventory relating to liquor operations at the Woodfield Hotels located in Appleton, Wisconsin, Glendale, Wisconsin and Madison, Wisconsin to Woodfield Refreshments, Inc. The parties hereby agree that, notwithstanding any provisions of the Asset Purchase Agreement to the contrary, the then-existing alcoholic beverage inventory relating to liquor operations at the Woodfield Hotels, other than the Woodfield Hotels located in Greenwood Village, Colorado and San Antonio, Texas, will be transferred by the applicable Marcus Entity to Buyer, or its designee pursuant to Section 17.2(a) of the Asset Purchase Agreement, after the Closing Date pursuant to separate Bills of Sale to be executed by such entities at such time that Buyer, or its designee, obtains the appropriate license with respect to the sale of such then-existing alcoholic beverage inventory. Subject only to the timing of the transfers contemplated by the preceding sentence, the then-existing alcoholic beverage inventory relating to liquor operations at all of the Woodfield Hotels shall be included within the definitions of Purchased Assets and Inventory for all purposes of the Asset Purchase Agreement.

        5.    Mark Antell Partnership License Agreement.

        The parties hereby agree that notwithstanding any provisions of the Asset Purchase Agreement to the contrary, including, without limitation, Section 14.16 and Section 3.3(a)(ii), the License Agreement relating to the Property held by the Mark Antell Partnership shall be in the form dated as of September 2, 2004.

        6.    Accounts Receivable.

(a) Section 1.1 of the Asset Purchase Agreement is hereby amended by adding the following Section 1.1(r):

“1.1(r) Hotel Accounts Receivable. The Marcus Entities’ and the Selling Joint Ventures’ rights, title and interest in and to all Accounts Receivable (the “Purchased Accounts Receivable”) as of the Closing Date, which exclude any Accounts Receivable relating solely to the franchising operations of the Baymont Business.”

(b) Section 1.2(k) of the Asset Purchase Agreement is hereby amended and restated by deleting it in its entirety and substituting the following:

“1.2(k) Franchise Accounts Receivable. The Marcus Entities’ and Selling Joint Ventures’ rights, title and interest in and to all Accounts Receivable other than the Purchased Accounts Receivable.”

(c) Section 3.1 of the Asset Purchase Agreement is hereby amended by adding the following immediately prior to the semicolon in the first sentence of such Section: “, plus eighty-five percent (85%) of the aggregate dollar amount of the Purchased Accounts Receivable.”

        7.    Bills of Sale; Assignment and Assumption Agreements.

(a) The following shall be added to the Asset Purchase Agreement as Section 2.3:

“2.3 Effect of Other Documents on Allocation of Liabilities. Since the date hereof, the parties hereto have sent certain documents to third parties describing their relative responsibilities for amounts owed to such third parties. The parties acknowledge and agree that such descriptions were intended to be informative and that such descriptions shall not have any effect upon either the Assumed Liabilities or Excluded Liabilities or any other provision of this Agreement.”

(b) The parties hereby agree that the bills of sale and assignment and assumption agreements relating to the transfer of rights, title and interest in and to the Owned Personal Property and Inventory, Assigned Contracts, Assigned Licenses and Permits, general intangibles described in Section 1.1(q) of the Purchase Agreement and any other Purchased Assets (collectively, the “Escrow Property Purchased Assets”) located at or relating solely to the operations of the Baymont Hotels located in Auburn, Massachusetts, Cleveland, Ohio and Bloomington, Minnesota and the Woodfield Hotel located in Sharonville, Ohio (the “Escrowed Properties”), shall exclude the Escrow Property Purchased Assets unless and until such time that title to such Escrowed Properties are conveyed to Buyer pursuant to the terms of the Purchase Agreement.

        8.    Joint Ventures. The parties hereby agree that, effective as of the Closing, the management agreement between each of Baymont Inns, Inc. and each Selling Joint Venture shall be terminated pursuant to separate Termination of Management Agreements related to each such management agreement for the consideration provided for in the Original Purchase Agreement rather than being transferred to Buyer as provided for in the Original Purchase Agreement.

        9.    Employee Matters.

(a) The parties hereby agree that notwithstanding any provisions of the Asset Purchase Agreement to the contrary, including, without limitation, Section 6.1(a), Buyer will assume the obligations for paying all of the severance payments described on Appendix A to the Marcus employees listed on Appendix A (the “Severance Payments”), and Buyer shall receive a credit from the Marcus Entities for sixty percent (60%) of the amount of such Severance Payments against the Purchase Price at the time of Closing in accordance with the second sentence of Section 12.3(b) of the Asset Purchase Agreement, except for the Severance Payment to the single employee so-designated on Appendix A (for which Buyer shall receive a credit for fifty percent (50%) of the amount of the applicable Severance Payment). Buyer shall make the actual severance payments to such employees on the dates or after the periods of temporary employment indicated on Appendix A. In the event that any of the employees listed on Appendix A do not qualify for their severance payment pursuant to the terms of their respective employment letter agreements as initially entered into, then Buyer shall reimburse the Marcus Entities for the amount of the credit Buyer received at Closing that was attributable to the Severance Payment to which such employee would otherwise have been entitled. Buyer shall obtain a release from each employee set forth on Appendix A in accordance with the letter agreements entered into with each such employee, respectively. Buyer shall promptly reimburse the Marcus Entities for fifty percent (50%) of the out-of-pocket fees and expenses associated with providing outplacement services to the employees set forth on Appendix A.

(b) The parties hereby agree that notwithstanding any provisions of the Asset Purchase Agreement to the contrary, including, without limitation, Section 6.1(c), Buyer will not carry-over and recognize any unused vacation for the Affected Employees set forth on Appendix A, and any credit received by Buyer pursuant to Section 6.1(c) of the Asset Purchase Agreement shall not include any amounts attributable to such Affected Employees.

(c) The Marcus Entities hereby agree that the Affected Employees who were located at Marcus’ corporate headquarters in Milwaukee, Wisconsin immediately prior to the Closing shall be entitled to continue to use such location from and after the Closing through and including September 13, 2004, solely for purposes of such Affected Employees’ employment with Buyer and the transition of Personal Property and Marcus Records and Files from the Marcus Entities to Buyer as and to the extent contemplated by the Asset Purchase Agreement. Such access will generally be consistent with their prior use thereof while employed by the Marcus Entities, subject to the Marcus Entities and their Affiliates taking reasonable steps to address their reasonable confidentiality and similar concerns.

        10.    Subdivision Properties. The Marcus Entities acknowledge that Buyer has not approved the boundaries of any Buyer’s Subdivision Parcel or any Retained Subdivision Parcel, and that the attachment to each applicable lease of a draft subdivision plan or other drawing or description of the real property that is subject to such lease is preliminary only, and shall not operate to estop or otherwise limit Buyer’s right to comment on and approve the boundaries of Buyer’s Subdivision Parcel and Retained Subdivision Parcel pursuant to Section 7.14(a).

        11.    Gift Certificates.

(a) Section 12.3(a)(vi) is hereby amended by deleting clause (iii) contained therein in its entirety and the word “and” preceding such clause (iii).

(b) The following shall be added to the Asset Purchase Agreement as Section 14.17:

“14.17 Gift Certificates. The Marcus Entities shall reimburse Buyer within twenty (20) days after Buyer delivers to the Marcus Entities evidence, including the applicable guest folio and physical coupon or gift certificate, that any of the following items that are outstanding as of Closing have been presented to and accepted for use by Buyer in accordance with the terms thereof: physical coupons related to the “110% Satisfaction” program, physical gift certificates, or physical coupons, physical sweepstakes awards given out pre-Closing, or similar physical items issued for any exchange and use of any facilities at the Properties, including, without limitation, rooms, and any commitments made for the free or discounted use of any facilities at the Properties, including, without limitation, any physical coupons that entitle such persons to discounts or credits at the Properties excluding, however, any discounted rates associated with nationally or regionally negotiated contracts (all of such physical items outstanding as of Closing are collectively referred to herein as “Marcus Coupons”). Such reimbursements shall be in the face amount of the applicable physical Marcus Coupon accepted by Buyer if there is a face amount or, if there is no face amount, with respect to free hotel rooms, if the applicable Property is at or above ninety percent (90%) occupancy on the night of the day in which the Marcus Coupon is redeemed, such reimbursement shall be equal to ninety percent (90%) of RevPAR (as calculated by Buyer in connection with its public disclosure of RevPAR), and otherwise such reimbursement shall be equal to fifty percent (50%) of RevPAR (as calculated by Buyer in connection with its public disclosure of RevPAR), but shall not be less than $20.00. The Marcus Entities shall provide the reimbursement provided for by this Section 14.17 for so long as any such Marcus Coupons were valid when redeemed. Buyer shall accept and honor any Marcus Coupons presented for use on or before September 30, 2005, provided that the Marcus Entities have reimbursed Buyer in accordance with this Section 14.17 in all material respects.”

        12.    The following shall be added to the Asset Purchase Agreement as Section 14.18:

“14.18 Post-Closing Title Issues. Buyer understands that the Escrow Company has agreed to issue title insurance policies pursuant to Section 8.10 of the Agreement without taking exception for certain mortgages or deeds of trust, UCC financing statements or other documents recorded in connection with financings of the Marcus Entities or their Affiliates, mechanics or suppliers liens, owner’s association assessments and past due real estate taxes for any fiscal period preceding the fiscal period in which the Closing occurs, and certain other matters indicated in the marked-up title insurance commitments, notwithstanding that such items remain of record as encumbrances on certain of the Properties (such encumbrances are, collectively, “Existing Liens”). Notwithstanding the issuance of such title insurance policies, the Marcus Entities agree to use their reasonable best efforts following the Closing to promptly obtain and record, within a reasonable time after Closing, discharges of all Existing Liens and to, from time to time, provide evidence thereof to Buyer.”

        13.    The following shall be added to the Asset Purchase Agreement as Section 14.19:

“14.19 Renovations and Repairs. The Marcus Entities and Buyer acknowledge that certain of the Properties suffered damage caused by Hurricane Charley. Notwithstanding anything to the contrary contained in the Agreement including, without limitation, Section 10.1, the parties agree that the Marcus Entities shall diligently complete, or cause to be completed, all the repairs described on Appendix B following the Closing, Lien free and in a good and workmanlike manner and consistent in all material respects with the contracts and plans and specifications therefor previously submitted to and approved by Buyer.”

        14.    The following shall be added to the Asset Purchase Agreement as Section 14.20:

“14.20 Missing Title/Survey Information. The Marcus Entities acknowledge that (a) Buyer has not yet received from the Escrow Company copies of certain of the documents shown as exceptions to title to certain Properties, (b) the draft surveys received by Buyer do not show a number of the easements and other exceptions to title and certain easements and other matters benefitting certain of the Properties, all as noted in the table in Appendix C, and (c) the surveys provided are in preliminary or draft form and not in final form (collectively, the “Missing Title/Survey Information”). Following the Closing, the Marcus Entities shall continue to cooperate with the Escrow Company and the survey companies retained by the Marcus Entities to obtain and cause to be added to the surveys all of the Missing Title/Survey Information and to produce final surveys. Notwithstanding anything to the contrary contained in the Agreement, Buyer’s right to bring claims against the Marcus Entities for the inaccuracy or breach of the representations and warranties of the Marcus Entities set forth in Section 4.12(d) of the Agreement as a result of any matter disclosed by any Missing Title/Survey Information or any difference between the draft and final forms of the surveys shall be without regard to any knowledge qualifiers or limitations set forth in such Section 4.12(d), provided, that any such claims are made by Buyer within fifteen (15) days after the receipt of the applicable Missing Title/Survey Information, and in no event later than seventy-five (75) days after the Closing Date.”

The parties hereby agree that Buyer’s execution of the Asset Purchase Agreement despite the absence of the Missing Title/Survey Information shall in no way expand, prejudice or otherwise limit Buyer’s rights to indemnification pursuant to Article 11 of the Asset Purchase Agreement with respect to any inaccuracy or breach of the representations and warranties of the Marcus Entities set forth in Section 4.12(d) of the Asset Purchase Agreement.

        15.    The following shall be added to the Asset Purchase Agreement as Section 17.7(d):

“17.7(d) Personal Property Sales Tax. If the Marcus Entities and Buyer determine that sales tax is not payable in connection with the transfer to Buyer of any of the Owned Personal Property, but following the Closing a State successfully challenges such determination and requires the payment of any such sales taxes, then the Marcus Entities and Buyer shall each bear 50% of all such sales taxes and any penalties and interest assessed with respect thereto and shall promptly pay such amounts to the appropriate taxing authority or, if paid by the other party, shall promptly reimburse such other party. The Marcus Entities and Buyer shall promptly inform the other upon receiving notice of any such challenge and shall reasonably cooperate in connection with any defense to such challenge, with each party bearing its own legal costs and expenses except as they may otherwise agree.”

        16.    Retained Real Property. The following shall be added to the Asset Purchase Agreement as Section 14.21:

“14.21 Restrictive Covenants. The Marcus Entitles shall promptly execute and deliver to Buyer a recordable restrictive covenant with respect to each parcel of Retained Real Property that is located within ¼ (one-quarter) mile of any Use-Restricted Property as of the date hereof as provided in Section 7.15 to the extent that such a recordable restrictive covenant was not executed and delivered at Closing, and such obligation to execute and deliver a recordable restrictive covenant shall survive the Closing until the fifteenth (15th) anniversary of the Closing Date.”

        17.    Estoppel Certificates. The following shall be added to the Asset Purchase Agreement as Section 14.22:

“14.22 Estoppel Certificates. The Marcus Entities shall provide duly executed estoppel certificates to Buyer with respect to their interests in all reciprocal easements, shared use agreements and similar agreements affecting any Property and under which a Marcus Entity and/or any Affiliate is both the beneficiary and obligor, to the extent such duly executed estoppel certificates were not provided to Buyer at Closing.”

        18.    Franchise Fee Rebate. The following shall be added to the Asset Purchase Agreement as Section 14.23:

“14.23 Franchise Fee Rebate. Promptly after they receive a detailed invoice regarding the determination of the franchise fee rebate relating to the Baymont Business franchising operations during 2004 (the “2004 Franchise Fee Rebate”), the Marcus Entities shall pay to Buyer an amount equal to the Marcus Entities’ pro rata share of the 2004 Franchise Fee Rebate based on the number of days during 2004 prior to the Closing Date; provided, however, that the Marcus Entities shall not be obligated to make any portion of such payment attributable to a franchisee that owes any amounts to any of the Marcus Entities or any of their Affiliates.”

        19.    Escrowed Properties.

(a) Buyer and the Marcus Entities acknowledge that each of the Escrowed Properties cannot as of the date hereof be conveyed to Buyer as a result of the deficiencies (each a “Conveyance Deficiency”) summarized on Appendix D attached hereto. Accordingly, pending the reasonable cure of the Conveyance Deficiency, certain of the Marcus Entities and Affiliates of Buyer have entered into leases or management agreements as of the date hereof with respect to each of the Escrowed Properties and the amount set forth in Exhibit D to the Asset Purchase Agreement with respect to each of the Escrowed Properties has been placed in escrow with the Escrow Company. Buyer and the Marcus Entities further agree as follows with respect to each of the Escrowed Properties:

(1) The Marcus Entities shall promptly commence, and shall use reasonable best efforts to pursue to completion at their sole cost and expense, the cure of the applicable Conveyance Deficiency for each Escrowed Property to the reasonable satisfaction of Buyer and the Escrow Company. Buyer agrees to reasonably cooperate, at no cost to Buyer, with the Marcus Entities in curing such Conveyance Deficiency.

(2) The provisions of Section 7.14(d), (e) and (f) of the Original Asset Purchase Agreement shall apply to the Other Escrowed Properties, mutatis mutandis to require the cure to the reasonable satisfaction of Buyer and the Escrow Company of the applicable Conveyance Deficiency (i.e., in lieu of requiring the receipt of all approvals from applicable Government Entities of the land division for the Subdivision Properties) and the reference to Exhibit G in Section 7.14(e) shall in the case of the Escrowed Properties be deemed to refer to the applicable lease or management agreement entered into with respect to an Escrowed Property.

(b) The parties hereto agree that to the extent a Purchased Asset is not assigned, transferred or otherwise conveyed to Buyer or its designee or nominee in the future and the respective escrowed portion of the Purchase Price attributable to such Purchased Asset is remitted to Buyer or such designee or nominee, the difference (if any) between the Exhibit D amount with respect to such Purchased Asset that was previously escrowed and the Purchase Price allocated to such Purchased Asset pursuant to Section 3.5 of the Asset Purchase Agreement shall adjust the Purchase Price allocated to intangible assets under Section 3.5 of the Asset Purchase Agreement.

        20.    Post-Closing Adjustments. Notwithstanding anything to the contrary in the Asset Purchase Agreement, the items that are designated as being subject to post-closing adjustments on the Closing Statement for the transactions contemplated by the Asset Purchase Agreement shall be adjusted in accordance with the procedures set forth in Section 12.3(c) on a mutually agreed upon date or dates after Closing.

        21.    Other Terms and Conditions. Except as specifically modified herein, all other terms and conditions of the Asset Purchase Agreement shall remain in full force and effect.

        22.    Headings. The headings in this Agreement are inserted for convenience only and shall not constitute a part hereof.

        23.    Law Governing Agreement. This Agreement shall be construed and interpreted according to the internal Laws of the State of Wisconsin, excluding any choice of Law rules that may direct the application of the Laws of another jurisdiction.

[Signature page to follow]

        IN WITNESS WHEREOF, the parties have caused this Amendment to be signed by their respective officers thereunto duly authorized, all as of the date and year first written above.

THE MARCUS ENTITIES:

BAYMONT INNS, INC.	WOODFIELD SUITES, INC.
By: /s/ Steven S. Bartelt	By: /s/ Steven S. Bartelt
Name: Steven S. Bartelt	Name: Steven S. Bartelt
Title: Vice President	Title: Vice President
MARCUS CONSID, LLC	MARCUS NON, LLC
By: /s/ Steven S. Bartelt	By: /s/ Steven S. Bartelt
Name: Steven S. Bartelt	Name: Steven S. Bartelt
Title: Vice President	Title: Vice President
MARCUS FL, LLC	BAYMONT FRANCHISES INTERNATIONAL, LLC
By: /s/ Steven S. Bartelt	By: /s/ Steven S. Bartelt
Name: Steven S. Bartelt	Name: Steven S. Bartelt
Title: Vice President	Title: Vice President
BAYMONT PARTNERS, LLC	WOODFIELD SUITES HOSPITALITY CORPORATION
By: /s/ Steven S. Bartelt	By: /s/ Steven S. Bartelt
Name: Steven S. Bartelt	Name: Steven S. Bartelt
Title: Vice President	Title: Vice President

WOODFIELD SUITES FRANCHISES	BAYMONT INNS HOSPITALITY LLC
INTERNATIONAL, INC.
By: /s/ Steven S. Bartelt	By: /s/ Steven S. Bartelt
Name: Steven S. Bartelt	Name: Steven S. Bartelt
Title: Vice President	Title: Vice President
WOODFIELD REFRESHMENTS OF COLORADO, INC.	WOODFIELD REFRESHMENTS OF OHIO, INC.
By: /s/ Steven S. Bartelt	By: /s/ Steven S. Bartelt
Name: Steven S. Bartelt	Name: Steven S. Bartelt
Title: Vice President	Title: Vice President
WOODFIELD REFRESHMENTS, INC.
By: /s/ Steven S. Bartelt
Name: Steven S. Bartelt
Title: Vice President

BUYER:

LA QUINTA CORPORATION

By:  /s/ David L. Rea
        Name:  David L. Rea
        Title:  Executive Vice President
                  and Chief Financial Officer